August 12, 2021

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:	Bonnie Baynes
Mark Brunhofer
Sonia Bednarowski
Justin Dobbie

Re:	FinWise Bancorp Registration Statement on Form S-1 (as amended) File No. 333-257929
Ladies and Gentlemen:

Acting as representative of the several underwriters of the proposed initial public offering of the common stock of FinWise Bancorp, a Utah corporation (the “Registrant”), we hereby join in the request of the Registrant to withdraw our request for acceleration of Registrant’s above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), previously submitted by the undersigned, on behalf of itself and as representative of the several underwriters, on August 9, 2021.  We may join the Registrant and resubmit a request for acceleration of the Registration Statement at a later time.

[Signature Page Follows]

Very truly yours,

PIPER SANDLER & CO.
as Representative of the several Underwriters

By:	/s/ Demetrios Hadgis
Name: Demetrios Hadgis
Title: Managing Director

[Signature Page to Withdrawal of Underwriter Acceleration Request]